Exhibit 3.3

CERTIFICATE OF INCORPORATION

OF

DYNACAST FINANCE INC.

FIRST: The name of the corporation is Dynacast Finance Inc. (hereinafter, the “Corporation”).

SECOND: The address of the Corporation’s registered office is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19808, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

FIFTH: The name and mailing address of the incorporator is Valerie N. Clark, Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004.

SIXTH: The board of directors is expressly authorized to adopt, alter, amend or repeal the by-laws of the Corporation. Election of directors need not be by written ballot unless and to the extent provided in the by-laws of the Corporation.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or any stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date of this certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither the amendment or repeal of this Article SEVENTH, nor the adoption of any provision of this certificate of incorporation or the by-laws of the Corporation or of any statute inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall indemnify and may advance expenses to its officers and directors to the fullest extent permitted by law either now in existence or hereafter in effect. Without limiting the generality of the foregoing, the bylaws of the Corporation may provide for indemnification and advancement of expenses to the Corporation’s officers, directors, employees and agents on such terms and conditions as the board of directors of the Corporation may from time to time deem appropriate or advisable.

Dated: June 29, 2011

/s/ Valerie N. Clark
Valerie N. Clark
Incorporator